SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

CAREMARK RX, INC.

(Name of Subject Company)

CAREMARK RX, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141705103

(CUSIP Number of Class of Securities)

Peter J. Clemens IV

Executive Vice President and Chief Financial Officer

Caremark Rx, Inc.

211 Commerce Street

Suite 800 Nashville, TN 37201

(615) 743-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Sara J. Finley, Esq. Senior Vice President, Secretary and Assistant General Counsel Caremark Rx, Inc. 211 Commerce Street Suite 800 Nashville, TN 37201 (615) 743-6600	Michael J. O’Brien, Esq. Tracey A. Zaccone, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, NY 10036 (212) 556-2100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Caremark Rx, Inc., a Delaware corporation (“Caremark” or the “Company”). The address of the Company’s executive offices is 211 Commerce Street, Suite 800, Nashville, TN 37201. The Company’s telephone number at that location is (615) 743-6600.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of January 23, 2007, there were 426,586,158 shares of Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

This Statement is being filed by the subject company, Caremark Rx, Inc. The Company’s name, address and business telephone number are set forth in Item 1.

This Statement relates to the exchange offer by Express Scripts, Inc. (“Offeror” or “Express Scripts”), a Delaware corporation, to purchase all the outstanding shares of Company Common Stock for (i) $29.25 in cash, less any applicable withholding taxes and without interest and (ii) 0.426 shares of Express Scripts common stock, par value $0.01 per share (together with the associated preferred stock purchase rights) (the “Offer Price”) for each share of Company Common Stock, upon the terms and subject to the conditions set forth in (1) the Prospectus/Offer to Exchange, dated January 16, 2007 (the “Offer to Exchange”) and (2) the related Letter of Transmittal (which, together with the Offer to Exchange and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Offeror filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) on January 16, 2007 (“Schedule TO”). On January 16, 2006 Offeror also filed a registration statement on Form S-4 (the “Registration Statement”) relating to securities to be issued in connection with the Offer to Exchange.

The purpose of the Offer as stated by Express Scripts is to acquire control of, and ultimately the entire equity interest in, the Company. Offeror has also indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of the Company with and into a wholly owned subsidiary of Express Scripts (the “Merger”). The Offer to Purchase states that the principal executive offices of Offeror are located at 13900 Riverport Dr., Maryland Heights, Missouri, 63043.

Under the Delaware General Corporate Law (“DGCL”), if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror would be able to approve the Merger without a vote of the Company Board (the “Company Board”) or the other stockholders of the Company. If Offeror does not acquire at least 90% of the outstanding shares of Company Common Stock, subject to Section 203 of the DGCL, the second-step merger must be approved by the Company Board and the affirmative vote of the stockholders of the Company holding a majority of the Company Common Stock. Subject to Section 203 of the DGCL, if Express Scripts acquired, pursuant to the Offer or otherwise, at least a majority of the outstanding shares of Company Common Stock, Express Scripts would, subject to approval of the Company Board, have sufficient voting power to approve the second-step merger without the affirmative votes of any other stockholder of Caremark.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) any of the Offeror’s executive officers, directors or affiliates.

On January 15, 2007 Caremark filed a motion in Delaware Chancery Court seeking to disqualify Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Express Scripts, on the grounds that Skadden breached its ethical and fiduciary duties to its former client, Advance PCS, and to Caremark, by accepting the representation of Express Scripts. Its representation of Express Scripts is “substantially related” to its earlier representation in the Advance/Caremark transaction and information Skadden received in connection with the Advance PCS transaction is useful to Express Scripts in connection with the Express Scripts proposal. Skadden subsequently withdrew as antitrust counsel and counsel in the Delaware litigation.

Item 4. The Solicitation or Recommendation.

Recommendation. At a meeting of the Company Board held on January 24, 2007, and upon thorough consideration of the Offer after consultation with outside legal counsel and financial advisors and based upon (i) the terms and conditions of the Offer and (ii) the terms and conditions of the agreement and plan of merger, dated as of November 1, 2006, by and among the Company, CVS Corporation (“CVS”) and Twain MergerSub L.L.C., a wholly owned subsidiary of CVS, as amended by Amendment No. 1 dated as of January 16, 2007 (the “CVS Merger Agreement”), the Company Board unanimously recommends that the stockholders of the Company reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer (the “Board Recommendation”). See “Reasons for the Recommendation of the Company Board to Reject the Offer and Not Tender Shares of Company Common Stock to Offeror in the Offer” below for further detail.

Intent to Tender. In light of (i) Express Scripts’ exchange offer of $29.25 in cash and 0.426 shares of Express Scripts common stock, par value $0.01 per share, (ii) the CVS Merger Agreement and (ii) the Board Recommendation, after due and reasonable inquiry, to the Company’s knowledge, the executive officers and directors of the Company currently intend not to tender shares of Company Common Stock held of record or beneficially owned by them to Offeror in the Offer.

Reasons for the Recommendation of the Company Board to Reject the Offer and Not Tender Shares of Company Common Stock to Offeror in the Offer.

The Offer is based on exactly the same economic terms as the unsolicited proposal submitted by Express Scripts to Caremark on December 18, 2006 except that additional information about the Express Scripts proposal is included in the Offer to Exchange. Upon thorough consideration of the Offer after consultation with outside legal counsel and financial advisors and consistent with its fiduciary duties under applicable law, the Company Board unanimously reaffirms its determination that the Express Scripts’ proposal, inclusive of the additional information included in the Offer to Exchange, does not constitute and is not reasonably likely to lead to a “Superior Proposal” as defined in the CVS Merger Agreement. For all of the reasons set forth in this Statement, the Company Board also unanimously reaffirms its prior determination that, consistent with its fiduciary duties under Delaware law, the Express Scripts proposal does not meet the requisite standards established under the CVS Merger Agreement for permitting Caremark to engage in discussions with Express Scripts and that engaging in discussions with Express Scripts is not in the best interests of Caremark and its stockholders. The Company Board also determined that apart from considerations relating to the CVS Merger Agreement it separately strongly recommends that shareholders reject the Offer and not tender shares of Company Common Stock to Offeror in the Offer, based on the Company Board’s determination that pursuing a transaction with Express Scripts on the terms set forth in the Offer is not in the best interests of Caremark and its stockholders.

The Company Board considered a number of factors in connection with its evaluation of the Offer, as described in more detail below. In view of the number of factors and complexity of these matters, the Company Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered.

The Factors Considered by the Company Board in Connection with its Original Determination with Respect to the Express Scripts Proposal Continue to Apply:

• Lacks Strategic Rationale

There continues to be no logical or compelling strategic rationale for a combination of Express Scripts and Caremark. Simply creating a larger pharmacy benefits manager does not address evolving market dynamics, including an increasingly consumer-centric healthcare environment, and greater demand for access to information, personalized pharmaceutical and disease management services, and the ability to better manage costs.

In contrast to the merger with CVS, Express Scripts’ proposal would not provide Caremark with any unique services, programs or tools that could serve to address emerging healthcare trends, improve clinical outcomes, or help consumers manage costs and improve their health. Caremark had a single meeting with Express Scripts in 2005 and no further discussions between Caremark and Express Scripts have occurred since that time. It is misleading for Express Scripts to suggest otherwise.

Since 2005, rapidly changing dynamics of the pharmaceutical services industry have significantly diminished if not eliminated any strategic benefit of a large-scale PBM combination. In fact, after a detailed analysis of Caremark’s existing business, external factors driving change in the industry and opportunities for future growth, the Company Board concluded in August 2006 that a combination with another large-scale PBM was the least attractive alternative for Caremark to consider and that pursuing a transaction of the nature of the CVS/Caremark merger was by far the better means of addressing the long-term strategic challenges and opportunities facing Caremark and the best means of creating long-term value for stockholders.

•   Creates the Risk of Significant Customer Attrition and Destruction of Stockholder Value

Express Scripts’ proposal creates substantial business risks and potential near- and long-term destruction of stockholder value resulting from the likely loss of existing and prospective customers. Given that the Caremark stockholders would own 57% of the combined company under the Express Scripts’ proposal, Caremark stockholders would bear the majority of these adverse consequences. Customers, including some of Caremark’s largest customers, have voiced strong opposition towards an Express Scripts/Caremark combination. These unsolicited comments are in stark contrast to the extremely favorable response customers have had to the CVS/Caremark merger. The CVS/Caremark merger, including the recent amendments to include payment of a $2.00 dividend and the repurchase of 150 million shares of common stock of the combined company, presents to Caremark stockholders more long-term and dependable short-term value, a compelling strategic rationale and the clear support of Caremark’s customer base.

Caremark believes that uncertainties created by pursuing Express Scripts’ proposal are disrupting and will adversely impact at a minimum the 2007 selling season, which extends through the first three quarters of the year. Caremark also believes that the uncertainties presented by the Express Scripts’ proposal would virtually eliminate new business opportunities and make it difficult to renew existing contracts.

Despite Express Scripts’ statements to the contrary, Express Scripts’ recently reported financial results continue to raise questions about its ability to effectively integrate recent acquisitions. Additionally, all of Express Scripts’ past acquisitions have been significantly smaller than those completed by Caremark and CVS, and Express Scripts has no experience integrating a business the size of Caremark. In contrast, the Caremark and CVS senior managers have an established track record of successfully integrating large-scale acquisitions, and these strong management teams are committed to remaining in place to integrate and manage the combined company.

•   Intended to Derail the Strategic and Compelling CVS/Caremark Merger and Is a Defensive Move by Express Scripts

Unlike Caremark’s and CVS’ decision to enter into a merger from positions of strength and provide plan sponsors and consumers with the products and services they desire, Express Scripts’ proposal is reactionary and defensive. Caremark believes that Express Scripts’ interference with the CVS/Caremark merger reflects Express Scripts’ concerns about the enhanced competition due to the innovative services created by a CVS/Caremark combination and the change in industry landscape that would result. Several of Caremark’s clients have notified Caremark that Express Scripts has contacted them in an effort to disrupt Caremark’s relationship with the client. Also, Express Scripts has lost approximately $1 billion in net revenues to Caremark since 2004. Clearly, Express Scripts fears a greater loss in business when facing an even stronger combined CVS/Caremark.

•   Questionable Assumptions Regarding the Calculation of Synergies

Caremark has substantial doubts regarding the reliability of the synergy estimates espoused by Express Scripts, based on Caremark’s own knowledge and experience in developing synergy estimates. Express Scripts’ synergy analysis also fails to address the substantial potential negative synergies which could arise from a combination of Express Scripts and Caremark. In addition to the potential loss of business, factors such as the two companies’ vastly different formularies, contracting practices, and adjudication engines and systems create both integration risk and potential for additional negative synergies.

•   Faces Significant, if Not Insurmountable, Antitrust Risks and Timing Delays

Express Scripts’ proposal carries significant antitrust risk that could substantially delay closing, could prevent closing altogether or could result in the imposition of conditions that could adversely impact the value of the combined businesses, the amount of any projected synergies, Express Scripts’ ability to obtain financing for the transaction, and the terms of such financing. Potential remedies that could be sought by antitrust regulators would be difficult to execute in the pharmacy benefits management business given its service orientation and could negatively affect any potential benefits projected by Express Scripts.

Caremark’s merger with CVS has received antitrust clearance without a second request and is expected to close in the first quarter of 2007, while Express Scripts filed for antitrust clearance only on January 3, 2007 and according to the Offer to Exchange does not expect to close its proposed transaction with Caremark until the third quarter of 2007 at the earliest, presumably due to both the antitrust considerations and the other material conditions to its proposal.

•   Highly Leveraged and Weakened Business with Diminished Financial Strength and Flexibility

Express Scripts’ proposal would create one of the most leveraged public companies in the healthcare services industry. With Express Scripts’ free cash flow dedicated to debt reduction for several years, the combined company would be severely restricted in its ability to invest in its business, pursue other strategic opportunities, react to changing market dynamics, or engage in value creating financial transactions beneficial to stockholders such as share repurchases and dividends. In effect, Caremark’s stockholders would be shouldering the greater burden of paying down this debt, financed by Caremark’s current cash flows. According to Express Scripts’ financing commitments, 50% of excess cash flow must be applied to repay debt. The concern over leverage associated with Express Scripts’ proposal is further evidenced by Standard & Poor’s recent decision to place Express Scripts on negative watch, a measure that is in contrast to the positive watch that CVS received following the merger announcement with Caremark. Negative synergies associated with lost customer accounts or antitrust remedies would only further increase the risk of a default with respect to such debt among other risks and concerns.

A combined CVS/Caremark will have significant free cash flow, an investment grade credit rating and considerable borrowing power, giving it substantial financial flexibility to invest in its business and pursue opportunities to enhance stockholder value, including through a continuation of dividend payments and potential future share repurchases.

The Additional Information Included in the Offer Revealed Further Significant Deficiencies in the Express Scripts Proposal:

•	The Offer is Highly Conditional and Illusory. Express Scripts is, as a practical matter, not required to complete the Offer. Completion of the Offer is conditioned upon the occurrence of a number of events, some of which are within the complete control of Express Scripts, including the following:

o	Express Scripts stockholders must approve the issuance of Express Scripts’ common stock in the Offer and the second-step merger prior to consummation. Express Scripts has not yet begun the process to seek approval of its stockholders for the Offer and will need to file a proxy statement with the SEC, which will be subject to SEC review. Express Scripts has already indicated that it intends to seek extension of the Offer Expiration Date to accommodate the significant time necessary to obtain Express Scripts stockholder approval.

o	Express Scripts must complete confirmatory due diligence on Caremark’s non-public information.

o	Express Scripts must conclude, in Express Scripts’ sole judgment, that there are no material adverse facts or developments that have not been publicly disclosed prior to commencement of the Offer. Satisfaction of this condition is entirely within Express Scripts’ control.

o

Caremark stockholders must have validly tendered at least the number of shares of Company Common Stock that, when added to the shares of Company Common Stock already owned by Express Scripts, would constitute a majority of the then outstanding shares. Nevertheless, even if the majority tender condition is met, Express Scripts is still not required to complete the second-step merger.

o	Express Scripts cannot consummate the second-step merger to acquire the remaining shares of Company Common Stock under Delaware law unless (1) Express Scripts acquires at least 85% of the voting stock of the Company in the exchange offer (excluding certain shares for this purpose), (2) the second-step merger is approved by the Company Board and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by Express Scripts or (3) Express Scripts otherwise is satisfied that Section 203 is not otherwise applicable to the second-step merger.

o	Caremark must terminate the CVS Merger Agreement on terms reasonably satisfactory to Express Scripts and Express Scripts must reasonably believe that Caremark could not have any liability in connection with the CVS Merger Agreement (other than the possible payment of the termination fee to CVS).

o	The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) must have expired or been terminated prior to expiration of the Offer. Express Scripts filed for antitrust clearance only on January 3, 2007. Express Scripts has publicly stated repeatedly, including in the Offer to Exchange, that it does not expect to close a transaction with Caremark until at least the third quarter of 2007.

o	Express Scripts must have received proceeds under its funding commitments sufficient to permit it to complete the Offer and second-step merger — see “Financing Commitments” below. The financing commitments are highly conditional as discussed below and may not be funded in the full amount, if at all.

o	There must have been no breach of Caremark’s representations and warranties in the CVS Merger Agreement.

o	There must have been no decline in either the Dow Jones Industrial Average, the Standard & Poor’s Index or the NASDAQ—100 Index by an amount in excess of 15% or any material adverse change in the market price in shares of Company Common Stock.

•	Financing Commitments. Express Scripts’ debt commitment letter from Credit Suisse and Citigroup is included in the Offer to Exchange and has a number of provisions that are significant in evaluating the certainty of the financing:

o	The disclosure regarding the commitment letter and the commitment letter itself have numerous deficiencies that are material to Caremark stockholders in evaluating the certainty of Express Scripts’ financing, including that (1) the financing is conditioned on satisfaction of the terms of the fee letter, even though the fee letter has not been provided, (2) the parties must negotiate definitive terms and conditions, even though such terms and conditions will not be negotiated until after the Offer and (3) there must be no defaults under the credit documentation, even though the material terms such as financial covenant levels have not been set.

o	The financing is conditioned on providing a 30-day marketing period following the launch of general syndication, even though it is likely to take at least this much time, if not more, to prepare the bank book for the syndication.

o	The commitment also requires that at least half of the aggregate value of the consideration to be paid to Caremark stockholders must consist of Express Scripts common stock. If Express Scripts needs more financing to complete its Offer, such additional financing could put all of its financing in jeopardy.

o	The first set of facilities to be used to consummate the Offer matures 12 months after closing of the Offer, subject to extension of up to six months with consent of 80% of the lenders, and the commitments for refinancing the initial facilities are contingent on completion of the back-end merger. Therefore, if Express Scripts fails to complete the second-step merger, Express Scripts must negotiate a refinancing facility. A failure by Express Scripts to secure refinancing could be materially detrimental to Express Scripts stockholders, which would include current Caremark stockholders that tender into the Offer.

o	The events of default specified under the commitment include a change of control of Express Scripts. In the event that Express Scripts becomes the target of a successful acquisition or a successful proxy contest, it would need to negotiate new commitments in order to consummate any merger with Caremark.

•	Present Value of Consideration. The Offer to Exchange does not provide the present value of the cash component of Express Scripts’ Offer. The Offer to Exchange states that Express Scripts will not be able to complete its Offer until at least the third quarter of 2007 and acknowledges that there are no assurances that even a third quarter close can be met. Given that the Offer may not be completed for a potentially lengthy period of time after the Offer is launched, in light of the extensive conditions to the Offer that must be satisfied before completion, the net present value of the cash component of the Offer, when properly discounted, is conservatively worth $2.00 to $3.00 less per share than the nominal value of their bid and clearly less than the value of the CVS/Caremark merger.

•	Termination Fee Coverage. The Offer to Exchange does not expressly state that Express Scripts would assume the obligation for paying the CVS termination fee in the event the CVS Merger Agreement is terminated.

•	Uncertainty of Tax Treatment. The Offer to Exchange provides that the intent is for the Offer and second-step merger to be an integrated transaction that will qualify as a Section 368(a) reorganization under the Internal Revenue Code. If this is the case, only the cash portion of the consideration to Caremark stockholders will be taxable. However, Express Scripts does not intend to seek a revenue ruling that the Offer and second-step merger will in fact qualify as a reorganization and Express Scripts’ counsel is not obligated to give a legal opinion that the Offer and second-step merger will qualify as a Section 368(a) reorganization. If Express Scripts’ counsel does not render a favorable tax opinion, Express Scripts has the discretion to reverse the direction of the merger, which would make it certain that Caremark stockholders are taxed on their receipt of Express Scripts stock. Further, if the Offer is completed, but a second-step merger is not completed, the stock portion of the consideration received by Caremark stockholders in the Offer will be taxable. Therefore, there is significant uncertainty as to the tax effect of the Offer and the second-step merger on Caremark stockholders.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, none.

Item 6. Interests in the Securities of the Subject Company.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

On January 24, 2007, the Company Board met telephonically to discuss the Offer launched by Express Scripts on January 16, 2007 and to consider the information disclosed about the Express Scripts proposal in the Offer to Exchange and Schedule TO filed with the SEC. After thoroughly reviewing the Offer as set forth in the Offer to Exchange and Schedule TO in consultation with outside legal and financial advisors, the Company Board unanimously reaffirmed its determination that the Express Scripts proposal does not constitute, and is not reasonably likely to lead to, a “Superior Proposal” as defined in the CVS Merger Agreement. Further, for all of the reasons set forth in this Statement, the Company Board unanimously reaffirmed its prior determination that the Express Scripts proposal does not meet the requisite standards established under the CVS Merger Agreement for permitting Caremark to engage in discussions with Express Scripts and that engaging in discussions with Express Scripts is not in the best interests of the Company and its stockholders. The Company Board unanimously voted to recommend that the Caremark stockholders reject the Offer from Express Scripts.

Item 8. Additional Information.

State Anti-Takeover Laws—Delaware. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock.

State Anti-Takeover Laws—Other. A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein.

If any state takeover statute is found applicable to the Offer, Offeror might be unable to accept for payment or purchase shares of Company Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Offeror may not be obligated to accept for purchase or pay for any shares of Company Common Stock tendered.

Appraisal Rights. Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the second-step merger is subsequently consummated between Express Scripts and Caremark, stockholders who have not tendered their shares of Company Common Stock in the Offer will have certain rights under DGCL to dissent from the second-step merger and demand appraisal, and to receive payment in cash of the fair value, of their shares of Company Common Stock. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the “fair value” of their shares of Company Common Stock (exclusive of any element of value arising from the accomplishment of expectation of the second-step merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the corporation surviving the second-step merger. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the second-step merger on the amount determined to be the fair value of their shares of Company Common Stock. In determining the fair value of the shares of Company Common Stock, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of Company Common Stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the aggregate offer consideration per share of Company Common Stock in the Offer or the consideration in the second-step merger.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders, which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealings among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

Express Scripts has stated it does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder in the second-step merger and the demand for appraisal of, and payment in cash for the fair value of, the shares of Company Common Stock. Express Scripts has also stated that it would, however, cause the corporation surviving from the second-step merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each share of Company Common Stock is less than or equal to the consideration being offered in the second-step merger.

THE FOREGOING SUMMARY OF THE RIGHTS, IF ANY, OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE DISSENTERS’ RIGHTS UNDER DELAWARE LAW IN CONNECTION WITH THE SECOND-STEP MERGER. FAILURE TO FOLLOW THE STEPS REQUIRED FOR PERFECTING DISSENTERS’ RIGHTS, IN ANY, MAY RESULT IN THE LOSS OF THOSE RIGHTS.

Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by Offeror of a Premerger Notification and Report Form with respect to the Offer, unless Offeror receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the thirtieth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Offeror’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the second-step merger, or seeking the divestiture of shares of Company Common Stock acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Offeror or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the second-step merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Offeror will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not theretofore purchased pursuant to the Offer.

Short-Form Merger Provisions. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror will be able to effect the second-step merger after consummation of the Offer as a short-form merger without a vote of the Company’s stockholders.

Item 9. Exhibits.

The following exhibits are filed with this statement.

Exhibit No.	Description

(a)(2)	Offer to Exchange, dated January 16, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Express Scripts, Inc., filed on January 16, 2007).

(a)(3)	Caremark Rx, Inc. Schedule 14A proxy statement filed on April 7, 2006 (incorporated by reference herein).

(a)(4)	Joint Proxy Statement/Prospectus, dated January 19, 2007, included in the Registration Statement on Form S-4, registration number 333-139470, filed on January 18, 2007 (incorporated by reference herein).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CAREMARK RX, INC.

By:	/s/ E. Mac Crawford
Name: E. Mac Crawford Title: Chairman, Chief Executive Officer and President

Dated: January 24, 2007